                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

         For the fiscal year ended December 31, 1999

                                                        OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED ].

         For the transition period from __________ to ___________

                         Commission file number: 0-20312
          VISTA Information Solutions, Inc. 1998 Employee 401 (k) Plan
                         5060 Shoreham Place, Suite 300
                            San Diego, CA 92122-5904
              (Full title of the plan and the address of the plan)

                        VISTA Information Solutions, Inc.
                         5060 Shoreham Place, Suite 300
                            San Diego, CA 92122-5904
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

--------------------------------------------------------------------------------
    VISTA INFORMATION SOLUTIONS, INC.
    401(k) PLAN
    FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND INDEPENDENT AUDITORS' REPORT


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                                                 2

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 1999 and 1998                              3

   Statements of Changes in Assets Available for Benefits for the Years
     Ended December 31, 1999 and 1998                                                                        4

   Notes to Financial Statements                                                                           5-10


SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment Purposes at December 31, 1999                                                 11

   Series Reportable Transactions for the Year Ended
     December 31, 1999                                                                                      12

   Signature                                                                                                13



NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees of Vista Information Solutions, Inc. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of Vista Information Solutions, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Code Section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Minnesota Mutual Life Insurance, Principal Financial Group and Bankers Trust Company, the custodians of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the custodians, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998 and for the year then ended. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of Vista Information Solutions, Inc. 401(k) Plan as of December 31, 1999, present fairly, in all material respects, the assets available for benefits of the Plan, and changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedules of reportable transactions - series are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2000


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


VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


ASSETS                                                                                 1999                  1998
INVESTMENTS AT FAIR VALUE (Notes 3, 4 and 5):
    Pooled separate accounts                                                       $ 2,337,068           $ 1,413,717
    Employer securities - common stock                                                 498,109                81,335
    Participant loans                                                                   29,753                22,375
                                                                                   -----------           -----------

           Total investments                                                         2,864,930             1,517,427
                                                                                   -----------           -----------

CONTRIBUTIONS RECEIVABLE:
  Employer                                                                             106,796               277,675
  Participants                                                                          27,264                48,106
                                                                                   -----------           -----------

           Total contributions receivable                                              134,060               325,781
                                                                                   -----------           -----------

ASSETS AVAILABLE FOR BENEFITS                                                      $ 2,998,990           $ 1,843,208
                                                                                   ===========           ===========



See notes to financial statements.


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


VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                                   1999                   1998
ADDITIONS:
  Contributions:
    Employer                                                                                   $   443,447           $    277,675
    Participant                                                                                    633,926                447,978
    Rollover                                                                                        23,582                  5,979
                                                                                               -----------           ------------

           Total contributions                                                                   1,100,955                731,632
                                                                                               -----------           ------------

  Investment income:
    Dividends and interest                                                                           2,074                  1,691
    Net appreciation (depreciation) in fair value of investments                                   (23,954)               256,951
                                                                                               -----------           ------------

           Total investment income (loss)                                                          (21,880)               258,642

  Transfer from Environmental Risk Information and Imaging
    Services Plan                                                                                  188,201

           Total additions                                                                       1,267,276                990,274
                                                                                               -----------           ------------

DEDUCTIONS:
  Benefits paid to participants                                                                    111,494                244,934
                                                                                               -----------           ------------

NET INCREASE                                                                                     1,155,782                745,340

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                              1,843,208              1,097,868
                                                                                               -----------           ------------

  End of year                                                                                  $ 2,998,990           $  1,843,208
                                                                                               ===========           ============



See notes to financial statements.

VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of Vista Information Solutions, Inc. 401(k) Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan was adopted May 1, 1991, as a defined contribution 401(k) retirement plan covering substantially all employees of Vista Information Solutions, Inc. (the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may make pretax contributions to the Plan through salary deferrals up to the lesser of 20% of eligible compensation, as defined by the Plan, or the annual maximum as defined by law ($10,000 in 1999 and 1998). At the discretion of the Board of Directors, the Company may contribute 3% of the participants' eligible compensation in shares of the Company's common stock as a profit sharing contribution and 20% of the participants' elective deferrals in shares of the Company's common stock as a matching contribution.

      PARTICIPANTS' ACCOUNTS - Individual accounts are maintained for Plan participants and are credited for their contributions and the Company's contributions. The accounts are further adjusted for investment income or losses and certain investment transaction fees.

      VESTING - Participants are 100% vested in the salary deferral portion of their accounts and net earnings thereon. The Company's contributions and related earnings vest at a rate of 25% for each year of service. Regardless of years of service, participants become 100% vested if they die or become totally disabled while employed by the Company.

      PAYMENT OF BENEFITS - Participants are entitled to a distribution of their accounts upon retirement, termination of employment, hardship, or in the event of total disability or death. Employees who began employment prior to April 1, 1998 may receive their distributions in a lump-sum payment or in the form of an annuity. For employees who began employment after April 1, 1998, only lump-sum distributions are allowed.

      FORFEITURES - Forfeitures of non-vested amounts are used by the Company to reduce employer contributions.

      PARTICIPANT LOANS - Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans for the purchase of a primary residence may exceed five years but must not exceed a reasonable period for similar loans. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

      PLAN EXPENSES - Administrative expenses, investment management and trustee fees are paid by the Company. Under this arrangement, total fees paid by the Company to the Trustees were $23,261 and $14,200 for the years ended December 31, 1999 and 1998, respectively.

      PLAN AMENDMENTS - Effective January 1, 1998, the Company amended the Plan to (1) allow for employer profit sharing contributions of 3% of eligible compensation, and (2) allow for employer matching contributions equal to 20% of the participants' contributions up to specified limits. Both the employer profit sharing contributions and matching contributions are made in shares of the Company's common stock.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

      TAX STATUS OF PLAN - The Internal Revenue Service has informed the Company by determination letter dated July 30, 1999 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - Through March 31, 1998, the plan assets were invested per a deposit agreement with Minnesota Mutual Life Insurance Company ("MMLI"). Investments in MMLI pooled separate accounts were reported at the value reported to the Plan by MMLI, which approximates fair value.

      Beginning April 1, 1998, the Plan assets are administered through an agreement with Principal Financial Group ("PFG"). Investments in PFG pooled separate accounts are reported at the value reported to the Plan by PFG, which approximates fair value. Investments in common stock of the Company held by Bankers Trust Company are listed at fair value based on quoted market prices. Participant loans are stated at their current face value, which approximates fair value. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      TRANSFERS - Effective July 1, 1999, the employees of Environmental Risk Information and Imaging Services ("ERIIS"), a company acquired by the Company, were merged into the Plan. Assets totaling $188,201 from the ERIIS plan were transferred to the Plan on August 27, 1999.

      ACCOUNTING ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period. Actual results may differ from those estimates.

3.    INVESTMENT OPTIONS

      Through March 31, 1998, participants could allocate their contributions and Company contributions to one or more of the following MMLI accounts:

         DEPOSIT ADMINISTRATION CONTRACT - a group annuity contract in which the funds invested become part of the general assets of MMLI, which are primarily invested in long-term bonds and mortgages.

         MONEY MARKET I - invests in high-grade short-term debt securities, primarily commercial paper.

         BOND II - invests primarily in short-term, high-quality bonds (rated AAA or AA) and with an average maturity of less than three years.

         PORTFOLIO I - invests primarily in stocks, with the remainder in bonds. A minor portion may be held in reserve at any given time.

         PORTFOLIO II - invests primarily in stocks, with the remainder in bonds. A minor portion may be held in reserve at any given time.

         PORTFOLIO III - invests primarily in stocks and bonds, with the remainder in reserves at any given time.

         MANAGED I - invests primarily in stocks and bonds, with the remainder in cash investments.

         MANAGED III - invests primarily in fixed income securities, with the remainder in income oriented common stocks.

         GROWTH & INCOME II - invests mainly in equity securities.

         GROWTH I - invests in the S&P 500's holdings and sector weightings.

         GROWTH III - invests primarily in common stocks of issuers of any size, including larger, well-established companies and smaller, emerging growth companies.

         GROWTH IV - invests primarily in equity securities of companies in which the fund manager believes the value is not fully recognized by the public.

         INTERNATIONAL EQUITY I - invests primarily in equity securities of established companies that are listed on foreign exchanges, but may also invest in fixed-income securities of foreign governments and companies.

         VISTA INFORMATION SOLUTIONS COMMON STOCK

      Beginning April 1, 1998, participants may allocate their contributions and Company contributions to one or more of the following PFG accounts:

         MONEY MARKET - invests primarily in high-quality commercial paper, including short-term unsecured corporate loans.

         BOND EMPHASIS BALANCED - invests primarily in bonds, stocks and convertible securities. The fund usually maintains at least 50% of assets in fixed-income securities.

         STOCK EMPHASIS BALANCED - invests primarily in stocks, bonds and convertible securities. The fund usually maintains at least 50% of assets in common stocks.

         STOCK INDEX 500 - invests primarily in the common stocks of those companies listed in the S&P 500 Stock Index.

         LARGE COMPANY BLEND - invests primarily in larger stocks that have a potential for growth of capital, earnings and dividends.

         MEDIUM COMPANY BLEND - invests primarily in stocks of medium-sized companies that have a potential for growth.

         INTERNATIONAL STOCK - invests primarily in common stocks of corporations located outside of the United States.

         VISTA INFORMATION SOLUTIONS COMMON STOCK

      Participants may change their investment options at any time upon request.

4.    INFORMATION CERTIFIED BY CUSTODIANS (UNAUDITED)

      The following unaudited information included in the Plan's financial statements was prepared by or derived from information prepared by MMLI, PFG and Bankers Trust Company. The Company has obtained certifications from MMLI, PFG and Bankers Trust as of December 31, 1998 that such information is complete and accurate.


       As of December 31, 1998:
         Investments                                             $ 1,517,427

       Year ended December 31, 1998:
         Interest and dividends                                  $     1,691
         Net appreciation in fair value of investments           $   256,951


5.    INVESTMENTS

      The Plans investments are held by PFG and Bankers Trust Company at December 31, 1999 and 1998. The fair values of investments at December 31, 1999 and 1998, with investments that represent 5% or more of the Plan's assets separately identified, are as follows:


                                                                          1999                   1998
                                                                                      (UNAUDITED)
Investments, at fair value:
  Pooled separate accounts with Principal Financial Group:
     Money Market                                                    $   287,742            $   203,942
     Stock Index 500                                                     973,350                555,619
     Large Company Blend                                                 404,706                256,568
     Medium Company Blend                                                215,127                141,814
     International Stock                                                 219,787                111,793
     Other                                                               236,356                143,981
                                                                     -----------            -----------

                                                                       2,337,068              1,413,717
  Vista Information Solutions common stock                               498,109
                                                                     -----------            -----------
           Total investments                                         $ 2,835,177            $ 1,413,717
                                                                     ===========            ===========


      During the years ended December 31, 1999 and 1998, the Plan's investments appreciated (depreciated) in value as follows:


Pooled separate accounts                               $ 257,958           $ 245,527
Vista Information Solutions common stock                (281,912)             11,424
                                                       ---------           ---------

                                                       $ (23,954)          $ 256,951
                                                       =========           =========


6.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Participants receive their share of employer contributions in Company stock. The non-vested portion of the contribution must remain in the Company stock and, therefore, represents a non participant-directed investment. The Company is unable to separate the non participant-directed and participant-directed components of the activity in the Company stock investment. As a result, the entire employer contribution portion of Company stock investment is considered non participant-directed. Net assets relating to the Vista Information Solutions common stock as of and for the years ended December 31, 1999 and 1998 are as follows:


                                                               DECEMBER 31,
                                                      ------------------------------
                                                         1999                1998
Investment, at fair value:
  Vista Information Solutions common stock            $ 498,109          $  81,335




                                                                                                 YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                        -----------------------------
                                                                                           1999                1998
Net appreciation (depreciation) of investments                                          $ (281,912)         $  11,424
Employer contributions                                                                     443,447            277,675
Distributions to participants                                                               39,914              2,676



                                   * * * * * *


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


VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                                                 FAIR
    IDENTITY OF ISSUE                         DESCRIPTION                                   COST                 VALUE
*Principal Financial Group              Pooled Separate Account
   Money Market                                                                        $   276,338            $   287,742

*Principal Financial Group              Pooled Separate Account
   Stock Index 500                                                                         772,029                973,350

*Principal Financial Group              Pooled Separate Account
   Large Company Blend                                                                     353,477                404,706

*Principal Financial Group              Pooled Separate Account
   Medium Company Blend                                                                    194,151                215,127

*Principal Financial Group              Pooled Separate Account
   International Stock                                                                     187,594                219,787

*Principal Financial Group              Pooled Separate Account
   Bond Emphasis Balanced                                                                  100,077                106,439

*Principal Financial Group              Pooled Separate Account
    Stock Emphasis Balanced                                                                120,459                129,917

*Vista Information Solutions            Common Stock                                       767,838                498,109

  Participant Loans                     Loans to participants at interest
                                          rate between 9.75% to 10.5%;
                                          due dates ranging from
                                          June 30, 2001 to June 30, 2005;
                                          principal balance ranging from
                                          $830 to $5,995; collateralized by
                                          the participant's interest in the Plan            29,753                 29,753
                                                                                       -----------            -----------

                                                                                       $ 2,801,716            $ 2,864,930
                                                                                       ===========            ===========


*Party-In-Interest

VISTA INFORMATION SOLUTIONS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE OF SERIES REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                   PURCHASES                                   SALES
                                        ---------------------------- -----------------------------------------------------------
                                                                                                                      NET
                                                        PURCHASE                      SALES          COST OF          GAIN
              DESCRIPTION                 NUMBER         PRICE         NUMBER         PRICE           ASSET          (LOSS)
Vista Information Solutions
  Common Stock                               88         795,635           71          96,949           97,195         (246)




NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving non participant-directed investment assets of an amount in excess of 5% of the fair value of the Plan assets at the beginning of the Plan year.

EXHIBITS

23.1     Consent of Independent Auditors







                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, VISTA Information Solutions, Inc. as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 30, 2000

                  VISTA Information Solutions, Inc. 1998 Employee 401 (k) PLAN

                  By:  VISTA Information Solutions, Inc.

                  By:  /s/ Neil Johnson
                     -------------------------------------
                     Neil Johnson
                     Vice President,
                     Chief Financial Officer and Secretary